UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

 FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2022

Commission File Number: 001-34476

GETNET ADQUIRÊNCIA E SERVIÇOS PARA MEIOS DE PAGAMENTO S.A.

(Exact name of registrant as specified in its charter)

GETNET MERCHANT ACQUISITION AND PAYMENT SERVICES, INC.
(Translation of Registrant’s name into English)

Federative Republic of Brazil
(Jurisdiction of incorporation)

Avenida Presidente Juscelino Kubitschek, 2041, suite 121, Block A

Condomínio WTORRE JK, Vila Nova Conceição

São Paulo, São Paulo, 04543-011

Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ___X___                                          Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______                                          No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______                                          No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______                                          No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

EXPLANATORY NOTE

Getnet Adquirência e Serviços para Meios de Pagamento S.A. re-filed the Notice to Shareholders filed earlier today (January 14, 2022) in order to adjust the year of our 2022 Ordinary General Shareholders’ Meeting from April 29th, 2021 to April 29th, 2022.

GETNET ADQUIRÊNCIA E SERVIÇOS PARA MEIOS DE PAGAMENTO S.A.

Public-held Company with Authorized Capital

Corporate Taxpayer´s Registry no. 10.440.482/0001-54

Company Registry No.35.300.567.064

NOTICE TO SHAREHOLDERS

Scheduled date for 2022 Annual General Shareholders’ Meeting

Getnet Adquirência e Serviços para Meios de Pagamento S.A. (“Company”), pursuant to paragraph 2nd Article 21-L of Regulation No. 481/09 issued by the Brazilian securities commission (Comissão de Valores Mobiliários – CVM), hereby informs its shareholders and the market in general, that the 2022 Ordinary General Shareholders’ Meeting of the Company is scheduled to take place on April 29th. Additional information about the Annual General Shareholders’ Meeting, as well related documents, will be disclosed in due course.

São Paulo/SP, January 14th, 2022.

Luciano Decourt Ferrari

Investor Relations Officer

Getnet Adquirência e Serviços para Meios de Pagamentos S.A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 14, 2022

GETNET ADQUIRÊNCIA E SERVIÇOS PARA MEIOS DE PAGAMENTO S.A.
By: /s/ Luciano Decourt Ferrari
Name: Luciano Decourt Ferrari
Title: Investors Relations Officer